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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                           DURAKON INDUSTRIES, INC.
                           (Name of Subject Company)

                               ----------------

                         LITTLEJOHN PARTNERS IV, L.P.
                            LPIV ACQUISITION CORP.
                                   LPIV, LLC
                                   (Bidders)

                               ----------------

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                                  266334 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                         Mr. Angus C. Littlejohn, Jr.
                             Mr. Michael I. Klein
                            LPIV Acquisition Corp.
                       c/o Littlejohn Partners IV, L.P.
                            115 East Putnam Avenue
                         Greenwich, Connecticut 06830
                                (203) 861-4005
         (Name, Address And Telephone Number of Persons Authorized to
           Receive Notices And Communications on Behalf of Bidders)

                                  copies to:
                            James D. Epstein, Esq.
                              Pepper Hamilton LLP
                             3000 Two Logan Square
                          Eighteenth and Arch Streets
                       Philadelphia, Pennsylvania 19103
                                (215) 981-4000

                               ----------------

                                 June 17, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                               ----------------

                           Calculation of Filing Fee

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       Transaction Valuation*                    Amount of Filing Fee**

            $101,297,000                                 $20,260
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*  For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,125,200 shares of common stock, without par value, of the Company (the "Shares"), at a price per Share of $16.00 in cash. Such number of shares represents all the Shares outstanding as of June 17, 1999. The amount also includes the amount paid to holders of Company stock options in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

  [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   None
     Filing Party:             Not Applicable
     Form or Registration No.: Not Applicable
     Date Filed:               Not Applicable

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

 1.NAMES OF REPORTING PERSONS
   Littlejohn Partners IV, L.P.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2177030
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   OO--Partnership Contributions
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   HC and PN

 1.NAMES OF REPORTING PERSONS
   LPIV Acquisition Corp.

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   38-3475004
--------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY

--------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   AF
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
--------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Michigan
--------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
--------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
--------------------------------------------------------------------------------
 10.TYPE OF REPORTING PERSON

   CO

 1.NAMES OF REPORTING PERSONS
   LPIV, LLC

   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   52-2176785
-------------------------------------------------------------------------------
 2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP

                                                                         (a)
                                                                         [_]
                                                                         (b)
                                                                         [X]
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 3.SEC USE ONLY

-------------------------------------------------------------------------------
 4.SOURCES OF FUNDS

   BK
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)

                                                                            [_]
-------------------------------------------------------------------------------
 6.CITIZEN OR PLACE OF ORGANIZATION

   Delaware
-------------------------------------------------------------------------------
 7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,971,286* (Common Stock)
-------------------------------------------------------------------------------
 8.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                            [_]
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 9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

   32%**
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 10.TYPE OF REPORTING PERSON

   CO

--------
* On June 17, 1999, Littlejohn Partners IV, L.P. (the "Parent") and LPIV Acquisition Corp., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into Stock Tender and Voting Agreements (the "Shareholder Agreements") with certain shareholders (the "Shareholders") of Durakon Industries, Inc. (the "Company"), who beneficially own 1,971,286 Shares in the aggregate, or approximately 32% of the Shares outstanding as of June 17, 1999. Under the Shareholder Agreements, each Shareholder has agreed to validly tender the Shares beneficially owned by it, as well as any Shares subsequently acquired by it, into the Offer (as defined below), and not to withdraw such Shares from the Offer. The Purchaser's right to purchase the Shares subject to the Shareholder Agreements is reflected in Rows 7 and 9 of each of the tables above. Pursuant to the Shareholder Agreements, each Shareholder has also delivered an irrevocable proxy to the Parent and certain of the Parent's affiliates to vote the Shares subject to the Shareholder Agreements in favor of the Merger (as defined in the Offer to Purchase), the adoption by the Company of the Agreement and Plan of Merger dated as of June 17, 1999 among the Purchaser, the Parent and the Company (the "Merger Agreement"), and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and have agreed to vote against (a) any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement and (b) any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Merger Agreement and the Shareholder Agreements are described more fully in
   Section 12 ("The Merger Agreement and The Shareholder Agreements") of the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase"), filed as Exhibit (a)(1) hereto.

** Based on a representation of the Company in the Merger Agreement.

   This Schedule 14D-1 Tender Offer Statement and Schedule 13D (this "Statement") relates to the offer by LPIV Acquisition Corp., a Michigan corporation (the "Purchaser") and a wholly owned subsidiary of Littlejohn Partners IV, L.P., a Delaware limited partnership (the "Parent"), to purchase all issued and outstanding shares of common stock, without par value (the "Shares"), of Durakon Industries, Inc., a Michigan corporation (the "Company"), at $16.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Subject Company.

   (a) The name of the subject company is Durakon Industries, Inc., a Michigan corporation, which has its principal executive offices at 2101 N. Lapeer Road, Lapeer, Michigan 48846.

   (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

   (c) The information set forth in Section 6 ("Price Range of The Shares; Dividends on The Shares") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

   (a)-(d) and (g) This Statement is being filed by the Purchaser, a Michigan corporation, LPIV, LLC, a Delaware limited liability company ("LPIV"), and the Parent, a Delaware limited partnership, for purposes of Schedule 14D-1 and
Schedule 13D. In addition, information is being provided by Littlejohn Associates, LLC, a Delaware limited liability company and the general partner of the Parent (together with the Purchaser, LPIV and the Parent, the "Applicable Persons"), as required by Schedule 14D-1; however, such information contained herein shall not imply that Littlejohn Associates, LLC is a Bidder for purposes of Schedule 14D-1. LPIV is a wholly owned subsidiary of the Purchaser. Information concerning the principal business and the address of the principal offices of the Applicable Persons is set forth in
Section 9 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Applicable Persons are set forth in Schedule I ("Directors and Executive Officers of the Parent and the Purchaser") to the Offer to Purchase and are incorporated herein by reference.

   (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

   (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and The Shareholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

   (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

   (a)-(e) The information set forth in the Introduction, Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

   (f) and (g) The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 12 ("The Merger Agreement and The Shareholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

   The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and The Shareholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to Be Compensated.

   The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

   The information set forth in Section 9 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

   The incorporation by reference of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

Item 10. Additional Information.

   (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("The Merger Agreement and The Shareholder Agreements") and Section 13 ("Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

   (b) - (c), (e) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Merger Agreement and the Shareholder Agreements, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

Item 11. Material to Be Filed as Exhibits.

   (a)(1)Offer to Purchase dated June 25, 1999.

   (a)(2)Letter of Transmittal.

   (a)(3)Notice of Guaranteed Delivery.

   (a)(4)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5)Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(6)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)Form of Summary Advertisement dated June 25, 1999.

   (a)(8)Text of Press Release dated June 18, 1999 issued by the Company.

   (b)(1) Commitment Letter, dated June 14, 1999, from BankBoston, N.A. and BancBoston Robertson Stephens Inc. to LPIV Acquisition Corp.

   (c)(1) Agreement and Plan of Merger dated as of June 17, 1999 among the Parent, the Purchaser and the Company.

   (c)(2) Confidentiality Agreement, dated February 5, 1999, between Littlejohn & Co., LLC, an affiliate of the Parent, and the Company, and countersigned by Littlejohn & Co., LLC on February 8, 1999.

   (c)(3) Stock Tender and Voting Agreement with David Aronow

   (c)(4) Stock Tender and Voting Agreement with Phillip Wm. Fisher

   (c)(5) Stock Tender and Voting Agreement with Richard J. Jacob

   (c)(6) Stock Tender and Voting Agreement with Robert M. Teeter

   (c)(7) Stock Tender and Voting Agreement with David W. Wright

   (c)(8) Stock Tender and Voting Agreement with Max M. Fisher Revocable Trust, u/a/d August 13, 1988

   (c)(9) Stock Tender and Voting Agreement with Martinique Charitable Remainder Unitrust

   (c)(10) Stock Tender and Voting Agreement with Wolverine Investors

   (c)(11) Stock Tender and Voting Agreement with 1990 Bronx Trust #1

   (c)(12) Stock Tender and Voting Agreement with 1990 Des Moines Trust #1

   (d)None.

   (e)Not applicable.

   (f)None.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 1999

                                          LITTLEJOHN PARTNERS IV, L.P.
                                          By: Littlejohn Associates, LLC, its
                                           general partner

                                          By: /s/ Angus C. Littlejohn, Jr.
                                             ----------------------------------
                                            Name: Angus C. Littlejohn, Jr.
                                            Title: Manager

                                          LPIV ACQUISITION CORP.

                                          By: /s/ Michael I. Klein
                                             ----------------------------------
                                            Name: Michael I. Klein
                                            Title: President

                                          LPIV, LLC

                                          By: /s/ Angus C. Littlejohn, Jr.
                                             ----------------------------------
                                            Name: Angus C. Littlejohn, Jr.
                                            Title: Manager

                                 EXHIBIT INDEX

  Exhibit                                                                 Page
  Number                          Exhibit Name                           Number
-------------------------------------------------------------------------------
  (a)(1)  Offer to Purchase dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(2)  Letter of Transmittal.
-------------------------------------------------------------------------------
  (a)(3)  Notice of Guaranteed Delivery.
-------------------------------------------------------------------------------
  (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
-------------------------------------------------------------------------------
  (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
-------------------------------------------------------------------------------
  (a)(6)  Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
-------------------------------------------------------------------------------
  (a)(7)  Form of Summary Advertisement dated June 25, 1999.
-------------------------------------------------------------------------------
  (a)(8)  Text of Press Release dated June 18, 1999 issued by the
          Company.
-------------------------------------------------------------------------------
  (b)(1)  Commitment Letter, dated June 14, 1999, from BankBoston,
          N.A. and BancBoston Robertson Stephens Inc. to LPIV
          Acquisition Corp.
-------------------------------------------------------------------------------
  (c)(1)  Agreement and Plan of Merger dated as of June 17, 1999 among the Parent, the Purchaser and the Company.
-------------------------------------------------------------------------------
  (c)(2)  Confidentiality Agreement, dated February 5, 1999, between
          Littlejohn & Co., LLC, an affiliate of the Parent, and the
          Company, and countersigned by Littlejohn & Co., LLC on
          February 8, 1999.
-------------------------------------------------------------------------------
  (c)(3)  Stock Tender and Voting Agreement with David Aronow
-------------------------------------------------------------------------------
  (c)(4)  Stock Tender and Voting Agreement with Phillip Wm. Fisher
-------------------------------------------------------------------------------
  (c)(5)  Stock Tender and Voting Agreement with Richard J. Jacob
-------------------------------------------------------------------------------
  (c)(6)  Stock Tender and Voting Agreement with Robert M. Teeter
-------------------------------------------------------------------------------
  (c)(7)  Stock Tender and Voting Agreement with David W. Wright
-------------------------------------------------------------------------------
  (c)(8)  Stock Tender and Voting Agreement with Max M. Fisher
          Revocable Trust, u/a/d August 13, 1988
-------------------------------------------------------------------------------
  (c)(9)  Stock Tender and Voting Agreement with Martinique Charitable
          Remainder Unitrust
-------------------------------------------------------------------------------
  (c)(10) Stock Tender and Voting Agreement with Wolverine Investors
-------------------------------------------------------------------------------
  (c)(11) Stock Tender and Voting Agreement with 1990 Bronx Trust #1
-------------------------------------------------------------------------------
  (c)(12) Stock Tender and Voting Agreement with 1990 Des Moines Trust
          #1
-------------------------------------------------------------------------------
  (d)     None.
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  (e)     Not applicable.
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  (f)     None.